EXHIBIT T3A-2

CERTIFICATE OF MERGER

OF

THE ELK HORN COAL CORPORATION

AND

ELK HORN COAL, LLC

Pursuant to Title 6, Section 18-209 of the Delaware Limited Liability Company Act.

1. The name of the surviving limited liability company is Elk Horn Coal, LLC, a Delaware limited liability company.

2. The name of the corporation being merged into this surviving limited liability company is The Elk Horn Coal Corporation. The jurisdiction in which this corporation was formed is West Virginia.

3. The Agreement of Merger has been approved and executed by both the corporation and the limited liability company.

4. The name of the surviving limited liability company is Elk Horn Coal, LLC, which shall be changed herewith to The Elk Horn Coal Company, LLC.

5. The certificate of formation of the surviving limited liability company shall be changed by amending Article 1 as follows:

“The name of the limited liability company is

The Elk Horn Coal Company, LLC.”

6. The executed Agreement of Merger is on file at 544 South Lake Drive, Prestonsburg, KY 41653, the principal place of business of the surviving limited liability company.

7. A copy of the Agreement of Merger will be furnished by the surviving limited liability company on request, without cost, to any member of the limited liability company or any person holding an interest in any other business entity which is to merge or consolidate.

IN WITNESS WHEREOF, said limited liability company has caused this certificate to be signed by an authorized person, this 27th day of December, 2002.

BY:	/s/ William E. Beckner
Authorized Person